Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

September 22, 2005

Item 3  News Release

A press release was issued on September 22, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On September 22, 2005, the Company announced that its Board of Directors has approved a comprehensive improvement plan, which was formulated over the past two months under the direction of Lawrence J. Blanford, who was appointed CEO of the Company on May 13, 2005. A premiere global strategic consulting firm supported by PricewaterhouseCoopers has assisted the Company to expeditiously assemble the plan.

The Company’s plan is intended to support either the sale of the Company, or its continuation as a public entity should an acceptable offer not result from the previously announced sale process. The Company opened a data room on July 25, 2005 containing historical financial, operational, legal and human resource information for potential bidders to peruse. Elements of the management plan will be included in a confidential information memorandum to be provided to potential bidders in the coming weeks. Thereafter, qualified bidders will be invited to management presentations of the plan and be given an opportunity to propose offers for the company. At this time, no offer has been made to purchase shares or assets of the Company and there can be no assurance that such an offer will be made.

Details of Management's Improvement Plan include:

1. Business unit portfolio restructuring, involving actions to divest non-core operations and actions to recast or divest of non-performing operations

On July 28th, the Company announced its intention to divest of certain subsidiaries deemed to be non-core, including Baron Metal Industries, Royal Alliance and Roadex Transport. In addition, the company announced its intention to divest of its unprofitable Polish subsidiary. Discussions with potential acquirers of these business units are active, with several letters of intent to potentially acquire Baron Metal Industries having been received. The Company is presently concluding reviews of certain other business units, which may be divested of if they are found to be non-core or non-performing.

2. Actions to secure cost and margin opportunities, divisionally and across the enterprise

The Company's plan includes a number of initiatives to streamline its production processes and reduce costs, including:

-	Introduction of operator-employed statistical process control (SPC) techniques to approximately one third of extrusion lines by the end of 2006 and 50% by the end of 2007.

-	Refitting about 20% of extrusion lines with high-speed tooling by the end of 2006, thereby further improving efficiencies.

-	Rationalization of 400,000 square feet of manufacturing space over the planning period, in excess of the plant space that will be eliminated through divestitures.

-	Increase use of global operations to assist in the procurement of materials and manufacturing of certain commodity products for the North American market.

-	Analyses of profit by product and customer in all divisions, driving profit improvement actions to be implemented throughout 2006.

In addition to the foregoing initiatives, the Company will increasingly centralize its purchasing function to better leverage the purchasing power of the entire organization, engage in more coordinated logistical planning and raw material formulations across the manufacturing organization to improve efficiencies and attain cost savings.

3. Pursuing the strategic full potential of core business units

Management's strategic imperatives were determined through careful assessment of several key issues or questions for each of the Company's core businesses. Outcomes from these analyses were then used to guide the strategic direction of each business and the enterprise. Consistent with the strategic direction, initiatives, programs and projects were identified and outlined. There are many initiatives, including:

-	A focus on cellular and composite technology. In fact three new cellular and composite products will be introduced this year and fully commercialized in 2006.

-	Accelerated development of the Company brand supported by enhanced strategic marketing capability.

-	Cross marketing and bundling of Company's divisional product profiles.

Finally, well defined financial targets for each business and the enterprise were established, drawing on cost, margin and strategic initiatives to calibrate the full potential of the Group.

4. Exploration of options to refinance the Company

The Company is in active discussions with a number of potential lenders to put in place a more efficient capital structure, create additional liquidity and capital to take advantage of growth opportunities that may arise during the planning horizon. Refinancing plans will be developed and vetted over the next two months, so that they may be quickly executed should the company remain independent.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

September 30 , 2005

SCHEDULE “A”

Royal Group Announces Board Approval of Management's Improvement Plan

- Discloses certain plan objectives

- Updates on sale process

TORONTO, Sept. 22 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today announced that its Board of Directors has approved a comprehensive improvement plan, which was formulated over the past two months under the direction of Lawrence J. Blanford, who was appointed CEO of Royal Group on May 13, 2005. A premiere global strategic consulting firm supported by PricewaterhouseCoopers has assisted Royal Group to expeditiously assemble the plan. On July 14, 2005, Royal Group announced that it had begun the planning process and that its Board had approved the four-part management plan framework involving:

- Business unit portfolio restructuring;
- Pursuit of cost and margin opportunities;
- Full potential strategic plans for core business units; and
- Exploration of options to refinance the Company.

Royal Group's plan is intended to support either the sale of the Company, or its continuation as a public entity should an acceptable offer not result from the previously announced sale process. The Company opened a data room on July 25, 2005 containing historical financial, operational, legal and human resource information for potential bidders to peruse. Elements of the management plan will be included in a confidential information memorandum to be provided to potential bidders in the coming weeks. Thereafter, qualified bidders will be invited to management presentations of the plan and be given an opportunity to propose offers for the company. At this time, no offer has been made to purchase shares or assets of Royal Group and there can be no assurance that such an offer will be made.

"Our plan is founded on clear, achievable goals, which have been established by those managers who will drive plan implementation"," said Mr. Blanford. "We are narrowing the focus of Royal Group to best leverage our financial and human resources, to better control costs, to position our product offerings, to maximize profitability, and to create a financial structure that will allow us to attain the full potential of our core businesses," added Mr. Blanford.

Details of Management's Improvement Plan include:

1. Business unit portfolio restructuring, involving actions to divest non-core operations and actions to recast or divest of non-performing operations

On July 28th, the Company announced its intention to divest of certain subsidiaries deemed to be non-core, including Baron Metal Industries, Royal Alliance and Roadex Transport. In addition, the company announced its intention to divest of its unprofitable Polish subsidiary. Discussions with potential acquirers of these business units are active, with several letters of intent to potentially acquire Baron Metal Industries having been received. Royal Group is presently concluding reviews of certain other business units, which may be divested of if they are found to be non-core or non-performing.

2. Actions to secure cost and margin opportunities, divisionally and across the enterprise

The Company's plan includes a number of initiatives to streamline its production processes and reduce costs, including:

-	Introduction of operator-employed statistical process control (SPC) techniques to approximately one third of extrusion lines by the end of 2006 and 50% by the end of 2007.

-	Refitting about 20% of extrusion lines with high-speed tooling by the end of 2006, thereby further improving efficiencies.

-	Rationalization of 400,000 square feet of manufacturing space over the planning period, in excess of the plant space that will be eliminated through divestitures.

-	Increase use of global operations to assist in the procurement of materials and manufacturing of certain commodity products for the North American market.

-	Analyses of profit by product and customer in all divisions, driving profit improvement actions to be implemented throughout 2006.

In addition to the foregoing initiatives, Royal Group will increasingly centralize its purchasing function to better leverage the purchasing power of the entire organization, engage in more coordinated logistical planning and raw material formulations across the manufacturing organization to improve efficiencies and attain cost savings.

3. Pursuing the strategic full potential of core business units

Management's strategic imperatives were determined through careful assessment of several key issues or questions for each of Royal's core businesses. Outcomes from these analyses were then used to guide the strategic direction of each business and the enterprise. Consistent with the strategic direction, initiatives, programs and projects were identified and outlined. There are many initiatives, including:

-	A focus on cellular and composite technology. In fact three new cellular and composite products will be introduced this year and fully commercialized in 2006.

-	Accelerated development of the Royal brand supported by enhanced strategic marketing capability.

-	Cross marketing and bundling of Royal's divisional product profiles.

Finally, well defined financial targets for each business and the enterprise were established, drawing on cost, margin and strategic initiatives to calibrate the full potential of the Group.

4. Exploration of options to refinance the Company

The Company is in active discussions with a number of potential lenders to put in place a more efficient capital structure, create additional liquidity and capital to take advantage of growth opportunities that may arise during the planning horizon. Refinancing plans will be developed and vetted over the next two months, so that they may be quickly executed should the company remain independent.

"The broader environment for our products remains positive. We believe that we are well positioned to take advantage of the opportunities afforded by an aging housing stock and aging homeowners with the resources to finance renovations", concluded Mr. Blanford.

About Royal Group Technologies

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of September 22, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

/For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701